

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Mr. Yilun Jin
Chief Financial Officer
American Lorain Corporation
Beihuan Zhong Road, Junan County
Shandong, PRC 276600

>   **Re: American Lorain Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed April 30, 2010**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
>   **Filed April 30, 2010**
>   **Response Letter Dated October 26, 2010**
>   **File No. 1-34449**

Dear Mr. Jin:

We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   H. Roger Schwall
>   Assistant Director